Part II, Item 6(a)

Barclays does not have any personnel solely responsible for LX. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. Below is a summary of the shared personnel that service both LX and BCI or a BCI Affiliate.

ELECTRONIC TRADING DEPARTMENT. The Electronic Trading Department is responsible for the management, development and maintenance of all of Barclays' electronic trading products, including LX, the order router and algorithms. The Electronic Trading Department is part of the Barclays Equities business, but is separate and apart from the Equities Trading Desks that manage the risk books of BCI. Within the Electronic Trading Department are the Service Desk, those members of the Statistical Modeling and Development ("SMAD") group dedicated to the development of Equities products, the Electronic Product Development team ("Product Development") and dedicated Electronic Sales and Origination personnel. Each of the groups within the Electronic Trading Department have different levels of visibility of confidential trading information based on their designated role.

> SERVICE DESK: Service Desk personnel are responsible for addressing customer inquiries related to their electronic order flow (including orders in LX), setting and monitoring client market access limits, implementing Subscriber elections to opt-in or opt-out of ATS functionalities, monitoring the operation of LX and potentially engaging in an emergency shutdown of LX. The Service Desk also manages BCI's error account trading book. Service Desk personnel have access to all live order and execution details in LX. Service Desk personnel also have the ability to review post-trade order and execution information for transactions in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist clients with any issues while trading.

> SMAD AND PRODUCT DEVELOPMENT. SMAD is responsible for development, analytics and testing of Barclays' electronic products, including its algorithms, order router and LX. Product Development is responsible for the development of new, and enhancements to existing, electronic trading products. Product Development is also responsible for compiling and analyzing statistics and metrics related to the ATS, including relating to Liquidity Profiling, described in Part III, Item 13. Both SMAD and Product Development have access on a post-execution basis to order and execution information in LX. The purpose of such access for SMAD is, among other things, for conducting execution quality analysis for clients as well as for monitoring for compliance with BCI's best execution obligations. Additionally, both SMAD and Product Development have access in order to analyze the potential for and implementation of product improvements.

> ELECTRONIC SALES AND ORIGINATION: Electronic Sales and Origination personnel assist with sales coverage of clients and analysis related to client requests from both Subscribers to LX and other electronic clients of BCI. Electronic Sales and Origination personnel who cover clients that trade through a direct connection to LX have the ability to generate and provide LX direct Subscribers with post-trade reports of their activity in LX and the ability to review client activity on a post execution basis. Similarly, where a client places an order using Barclays' algorithms or order router (or asks Electronic Sales and Origination personnel to do so on their behalf), Electronic Sales and Origination personnel have the ability to monitor the orders and the resulting executions, including executions taking place in LX.

ELECTRONIC TRADING SENIOR MANAGEMENT. Senior management within the Electronic Trading Department are responsible for the operations of LX as well as the operations of the Electronic Trading Department as a whole. Electronic Trading Senior Management may have access to all of the information available to any member of the Electronic Trading Department. All members of the Barclays' Electronic Trading Department may also assist with the operation of LX by providing ideas for the design of LX.

ELECTRONIC MARKETS RISK & CONTROL. Electronic Markets Risk & Control is a front office group responsible for assisting the Electronic Trading Department with the development and implementation of governance and control processes. Electronic Markets Risk & Control have access on a post-execution basis to order and execution information in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist with the development and enforcement of governance controls.

EQUITIES QPS PERSONNEL. Barclays QPS business unit is a part of Barclays' broader prime brokerage offering. QPS offers electronic execution services (including use of Barclays' algorithms and order router) to Barclays' prime brokerage clients. Members of the QPS group can view the orders and executions of QPS covered Subscribers whether they are utilizing a direct connection to LX or entering orders through Barclays' algorithms or order router. Additionally, certain members of QPS responsible for conducting cost analysis have visibility of all order and execution information related to trading in LX for all Subscribers that utilize Barclays' algorithms or order router.

EQUITIES SALES AND TRADING. Barclays' Equities Sales and Trading personnel outside the Electronic Trading Department have limited ability to view Subscriber confidential trading information.

EQUITIES SALES. Barclays Equities Sales who place and execute a client's order using Barclays' algorithms and order router (which may then place orders in LX as well as other venues) have the ability to monitor the orders and resulting executions. Equities Sales personnel do not otherwise have the ability to (1) view client electronic trading flow, unless a client specifically requests such coverage, or if a client otherwise authorizes visibility, or (2) view the trading flow of clients who route orders to LX through a direct connection.

EQUITIES TRADING. Barclays' Equities Trading Desks have the ability to execute a client's order using Barclays' algorithms and order router. When a trading desk places a client's order in Barclays' algorithms and order router, that desk as well as the client's sales coverage have the ability to monitor that individual order and resulting executions, including any executions in LX. Barclays' Equities Trading managing the risk books of the firm do not otherwise have the ability to (1) view client's electronic trading flow, unless a client authorizes visibility, e.g., through the use of a trading product or upon client consent; or (2) view the trading flow of clients who route orders to LX through a direct connection.

BARCLAYS SENIOR MANAGEMENT. On a post-execution basis, senior management of Barclays, BCI and the Equities business are able to view client electronic trading revenue, aggregate execution information and, where necessary, trade details. Additionally, certain senior management personnel may view order information in accordance with Barclays' internal controls and approval process.

TECHNOLOGY. Various technology-related groups within Barclays (including development teams within Barclays' "Build the Bank" or "BTB" group and application support teams within Barclays' "Run the Bank" or "RTB" group) are responsible for the technological implementation, operation and stability of all of Barclays' systems, including the systems of BCI. A dedicated subset of these groups serve as developers or network engineers for LX and are responsible for reviewing and testing LX's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to LX's real-time production environment. Accordingly, a small number of technology-oriented personnel have the ability to access Subscriber order and execution information.

BEST EXECUTION WORKING GROUP. BCI's Best Execution Working Group meets periodically to review execution and routing metrics of BCI and assess its compliance with its general duty of "best execution". BCI's Best Execution Working Group is comprised of senior members of the Electronic

Trading Department, Equities Senior Management, Equities Sales Supervisors, Electronic Markets Risk and Control, Electronic Trading Compliance and Equities Legal. The Best Execution Working Group evaluates execution metrics across all Trading Centers to which Barclays routes orders, including LX. As a part of their review, members of the Best Execution Working Group will receive aggregate statistics related to execution and historic order details related to the routing of orders to LX, including volume statistics of transactions in LX over a trailing 12-month period. Members of the Best Execution Working Group do not receive information about live orders or specific client executions.

ATS GOVERNANCE FORUM. The ATS Governance Forum reviews the operation of LX, the effectiveness of LX risk and control framework and the adequacy of client disclosures related to LX. The ATS Governance Forum also reviews LX's Liquidity Profiling framework and considers the appropriateness of any Overrides (each, as described in Part III, Item 13). The ATS Governance Forum is comprised of representatives from the Service Desk, Electronic Sales and Origination, Client On-boarding, Electronic Product Development, Electronic Markets Risk and Control, Technology, Electronic Trading Compliance and Equities Legal. The ATS Governance Forum receives information on the Liquidity Profiling categories of specific Subscribers and may receive post trade execution information. The ATS Governance Forum uses this information in furtherance of its governance control and oversight purpose.

CONTROL FUNCTIONS. Personnel within Compliance, Audit, Risk, and Legal departments can service both the operations of LX and other business units of BCI or its Affiliates. Personnel within these groups are employed by Barclays Service Corporation, not the Broker-dealer Operator. Personnel within these groups have the ability to view order information on a post-execution basis for surveillance, rule compliance and monitoring purposes. They also may request real-time order, execution and revenue information on an as needed basis.

OTHER GROUPS. Client Onboarding, Middle Office and Operations may also have access to Subscriber information. Client On-boarding is privy to information regarding Barclays' on-boarded Equities customers, which customers have access to Barclays' algorithms and order router and which customers have a direct connection to LX. While not considered confidential subscriber information, Middle Office and Operations personnel, including third-party service providers as further described in Part III, Item 22, have access to execution settlement information, including information relating to executions that took place in LX.

The personnel mentioned above are not permitted to use the information they have access to for unauthorized purposes.

Part III, Item 13(a)

Barclays segments Subscribers both by a process called Liquidity Profiling and by Subscriber Type. Further, Barclays groups Subscribers by Subscriber Type into Tier 1 and Tier 2, which is used to determine Execution Priority as described in Party III, Item 11(c).

Subscribers have the ability to block interactions with other Subscribers based on the Liquidity Profiling or Subscriber Type categorizations (but not a combination of both) of those other Subscribers as described in Part III, Item 14(a). The use of Subscriber segmentation based blocking may reduce execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers.

A. LIQUIDITY PROFILING. Barclays applies Liquidity Profiling categories to Subscribers that route Firm Orders (including Firm-up Orders described in Part III, Item 9) directly to LX when removing liquidity. Liquidity Profiling categories are based on one-second alpha, which is the midpoint-to-midpoint market movement over a one-second horizon, normalized by the daily average spread. Based on this metric, Barclays places Subscribers into one of three alpha categories: Low, Medium, and High (Low being the lowest alpha category and High being the highest alpha category). LX places orders routed to LX by Barclays' order router or Barclays' algorithms into the Low alpha category by default. This group of Subscribers includes clients that utilize Barclays' order router to send directed orders to LX, and Barclays' trading desks and Subscribers that utilize Barclays' algorithms and Barclays' order router. At least once a month, Barclays reviews the Liquidity Profiling categorizations of Subscribers that route directly to LX (excluding Barclays' order router and algorithms). That given month's review will be based on 20the full-month trading days' worth of data from the prior calendar month. Barclays uses these results to reassess Subscriber categorizations and, if necessary, assign Subscribers into new Liquidity Profiling categories. Barclays retains discretion to override a Subscriber's Liquidity Profiling categorization and place that Subscriber into a higher alpha category than what would have been assigned based solely on the objective application of the liquidity profiling metric described above (an "Override"). Barclays reserves the right to Override a Subscriber to a higher alpha category intra-month if a review of that Subscriber's alpha metric warrants such Override in Barclays' discretion. Barclays may consider previous trading behavior when determining whether to apply an Override to a Subscriber's Liquidity Profiling categorization and may wait for additional data before changing a profile to a lower alpha category. Barclays does not discretionarily place Subscribers into lower alpha categories. Barclays may employ an Override when a Subscriber has a low volume of trading in the prior period, the Subscriber has exhibited unusual or inconsistent behavior for the prior period or such other reasons as Barclays deems relevant. Liquidity Profiling category changes, including Overrides, usually take effect within 24 hours of Barclays determining that such change is appropriate. Barclays provides details of the number of Subscribers that have been subject to an Override for the prior observation period on its website. Barclays assigns newly onboarded Subscribers into the Low alpha category. Those Subscribers are reassigned following the first monthly review should their trading activity during that first observation period place them into a higher category. Note, some Subscribers may execute under multiple Subscriber identifiers (or acronyms) for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for Liquidity Profiling purposes and places them into the applicable category independently. As a result, a Subscriber may have multiple Liquidity Profiling categories associated with it.

B. SUBSCRIBER TYPE. Barclays categorizes Subscribers into one of the following five Subscriber types (each, a "Subscriber Type") (1) Barclays Institutional Clients & Client Algo/Router Users, comprised of institutional and broker-dealer clients that route orders to LX via Barclays' algorithms and/or order router and institutional clients (i.e., non-broker-dealer clients) that route orders directly to LX; (2) Broker-Dealers, comprised of third-party broker-dealers that route orders directly to LX on behalf of their clients, or on behalf of their clients and themselves; (3) Electronic Liquidity Providers ("ELPs"), comprised of third-party broker-dealers that route orders directly to LX solely on a principal basis and any other Subscribers that self-identify to BCI as an ELP; (4) Barclays Trading Desks, comprised of Barclays' client-facing trading desks and Affiliate trading desks executing in LX; (5) Barclays Principal Desk, comprised of Barclays registered options market making trading desk. Barclays uses its best efforts in placing Subscribers into a Subscriber Type based on publicly available information and information obtained by Barclays from the Subscriber. Subscribers in the Broker-Dealer group may have (and be executing in LX for) underlying clients that are institutional clients, ELP clients or other Broker-Dealer clients. Barclays does not categorize based on the Broker-Dealer's underlying clients, unless Barclays has a direct relationship with a Broker-Dealer's underlying client, as that client will be on-boarded with Barclays directly and will be categorized accordingly. Additionally, some Subscribers may execute under multiple Subscriber identifiers (or acronyms), e.g., for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for the purposes of Subscriber Type categorization and places them into the applicable Subscriber Type independently. As a result, some Subscribers may have multiple Subscriber Types associated with it. For example, a Broker-Dealer that comes into LX both with a direct connection as well as via Barclays' algorithms would be classified as a Broker-Dealer for the transactions that come in directly and would be placed in the Barclays Institutional Clients & Client Algo/Router Users group when utilizing Barclays' algorithms. Barclays does not override any Subscriber Type determinations.

C. SUBSCRIBER TIERING. As described in Part III, Item 11(c), Barclays places Subscribers into Tiers that are used to determine the Execution Priority of Posted Orders. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users. Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, Barclays Trading Desks, and Barclays Principal Desk. Because Barclays does not override any Subscriber Type determinations, Tiering is not subject to override.